UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*
                                             --

                                  Caprius, Inc.
              ----------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
              ----------------------------------------------------
                         (Title of Class of Securities)

                                    14066K107
              ----------------------------------------------------
                                 (CUSIP Number)

                         Noah Klarish & Associates, P.C.
         Two World Trade Center, 93rd Floor, NY NY 10048 (212) 488-1111
              ----------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 25, 1998
              ----------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7).

Note: Six copies of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 14066K107                                    Page   2   of   6   Pages
         ----------                                         -----    -----
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1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Albert Investment Strategies, Inc.

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2     Check the Appropriate Box If a Member of a Group*                 a. |_|
                                                                        b. |_|
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3     SEC Use Only

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4     Source of Funds

      WC and PF
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5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

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6     Citizenship or Place of Organization

      Florida
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                  7     Sole Voting Power  692,564  (includes 440,064 shares
  Number of             held by Albert Investment Associates, L.P. and 252,500
   Shares               shares held by various accounts over which Albert
Beneficially            Investment Strategies, Inc. has discretionary
  Owned By              authority.)
    Each                --------------------------------------------------------
  Reporting       8     Shared Voting Power
   Person
    With                0
                        --------------------------------------------------------
                  9     Sole Dispositive Power  692,564  (includes 440,064
                        shares held by Albert Investment Associates, L.P. and
                        252,500 shares held by various accounts over which
                        Albert Investment Strategies, Inc. has discretionary
                        authority.)
                        --------------------------------------------------------
                  10    Shared Dispositive Power 252,500 shares held by various
                        accounts over which Albert Investment Strategies, Inc.
                        has discretionary authority.)
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      692,564
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      9.4%
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14    Type of Reporting Person*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

            This statement relates to the Common Stock, $.01 par value per share (the "Common Stock"), of Caprius, Inc., a Delaware corporation (the "Issuer"). The Issuer maintains its principal executive office at 46 Jonspin Road, Wilmington, MA 01887.

Item 2. Identity and Background.

            (a) This statement is filed by (i) Albert Investment Strategies, Inc., a Florida corporation ("Albert Investment Strategies"), with respect to shares of the Issuer's Common Stock held in investment accounts over which Albert Investment Strategies has discretionary authority, and (ii) Albert Investment Associates, L.P., a Delaware limited partnership (the "Albert Partnership") with respect to shares of the Issuer's Common Stock held by it. Albert Investment Strategies and the Albert Partnership shall sometimes be collectively referred to herein as the "Reporting Person."

            (b) The Reporting Person filed an initial Schedule 13D for an event of July 10, 1998 (the "Initial Schedule") and Amendment No. 1 to the Initial Schedule for an event of July 31, 1998. Except to the extent set forth in this Amendment, the information in the Initial Schedule and the prior amendment remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

            Albert Investment Strategies has discretionary authority over accounts which own 252,500 shares of the Issuer's Common Stock for which such accounts paid a total of $373,887.39 from the personal funds of the beneficial owners of such accounts. The Albert Partnership directly owns 440,064 shares of the Issuer's Common Stock for which it paid $712,674.66 from its working capital.

Item 5. Interest in Securities of the Issuer.

            (a) The number of shares of the Issuer's Common Stock and the percentage of the outstanding shares (based upon 7,364,934 shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998) directly beneficially owned by each Reporting Person is as follows:

                                                   Percentage of
Name                           Number of Shares  Outstanding Shares
----                           ----------------  ------------------
Albert Partnership                 440,064              6.0%

Albert discretionary accounts       252,500             3.4%

            (b) Albert Investments Strategies has sole power to vote 692,564 shares of the Issuer's Common Stock and the sole power to dispose or direct the disposition of 440,064 shares and the shared power to dispose or direct the disposition of 252,500 shares of the Issuer's Common Stock.

            (c) See Appendix I annexed hereto.

                                   Signatures

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 25, 1998

                               ALBERT INVESTMENTS STRATEGIES, INC.


                            By: /s/ Ira Albert
                               ----------------------------------------------
                                        Ira Albert, President

                                ALBERT INVESTMENT ASSOCIATES, L.P.
                            By: ALBERT INVESTMENT STRATEGIES, INC.


                            By: /s/ Ira Albert
                               ----------------------------------------------
                                        Ira Albert, President

                                                                      APPENDIX 1

          TRANSACTIONS IN CAPRIUS, INC. COMMON STOCK WITHIN THE PAST 60
                   DAYS OTHER THAN THOSE PREVIOUSLY REPORTED.

      All transactions were open market purchases and the commissions are included in the price of the shares.

1.  Albert Investment Associates, L.P.

                        No. of
       Trade            Shares                               Cost of
       Date           Purchased      Price Per Share        Purchases
       ----           ---------      ---------------        ---------
      8/4/98            6,800            $1.75             $12,040.50
      8/5/98           12,000             1.78              21,618.75
      8/6/98            4,500             1.69               7,688.25
     8/24/98            6,600             1.19               7,392.00
     8/24/98            3,100             1.33               4,152.76
                       ------                              ----------
                       33,000                              $52,892.26

2. Other Discretionary Accounts.

                        No. of
       Trade            Shares                               Cost of
       Date           Purchased      Price Per Share        Purchases
       ----           ---------      ---------------        ---------
     8/5/98              7,000          $   1.69            $11,812.50
     8/10/98            20,000              1.75             35,000.00
     8/11/98            20,000              1.59             31,875.00
     8/25/98             5,000              1.40              7,050.00
                        ------                              ----------
                        52,000                              $85,737.50


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